June 25, 2007	TSX: QC AMEX/AIM: QCC

QUEST ANNOUNCES RESTATEMENT OF FINANCIAL STATEMENTS RELATED TO DISCONTINUED OPERATIONS

Vancouver, British Columbia – Quest Capital Corp. ('Quest' or the 'Company') today announced that during a recent review of business alternatives for its wholly owned U.S. subsidiary, Viceroy Gold Corporation ('Viceroy Gold'), management identified a historical accounting error.  The accounting error relates to the failure to record future income taxes which arose in the fiscal year ended December 31, 2000.  Viceroy Gold is the 75% owner of the Castle Mountain Mine ('Castle Mountain').

Restatement

Until the recently completed reconciliation of historical operations dating from 1991 to 2006, which are now discontinued, management believed that its previous estimate of Viceroy Gold’s taxes were correct.  Upon completion of this review, management identified and determined that in 1991 there was an overstatement of the tax basis of Viceroy Gold’s assets.  In 2000, with the introduction of CICA Handbook Section 3465, “Income Taxes”, the Company was required to recognize future income tax assets and liabilities which it did not do because of the 1991 overstatement.

The above results in an adjustment of $4.2 million to opening retained earnings.  There is no restatement of the associated statements of earnings for the years ended 2000 to 2006.

As at December 31, 2006, the Company’s balance sheet is impacted as follows:

•	an estimated cumulative unrecorded future tax liability of $1.3 million;

•	an additional unrecorded current tax liability of $2.0 million;

•	an adjustment of $4.2 million to retained earnings;

•	a $0.9 million decrease in the currency translation adjustment account; and

•	the cumulative result of which is a reduction of $3.3 million to shareholder’s equity.

Quest’s audit committee of its board of directors, on the recommendation of management, has concluded that it is necessary to restate the Company’s audited consolidated financial statements for each of the prior years affected, as well as the Company’s March 31, 2007 unaudited interim financial statements.  Accordingly, Quest’s financial statements as previously published and filed in respect of such periods should no longer be relied upon.

The above financial information represents management’s best current estimates of the effects of the restatement.  The Company expects to file the restated financial statements, management’s discussion and analysis, and any other required documents prior to the issuance of the Company's second quarter results.

Management’s Comment

Mr. Murray Sinclair, the Company’s Managing Director, stated: “Although this restatement is the result of an overstatement in the tax values of Viceroy Gold’s assets in 1991 and a subsequent accounting change in 2000, we regret that we did not identify this issue earlier.  We take very seriously our obligation to provide accurate financial information and our management team, having identified the reconciliation differences with respect to these discontinued operations, acted diligently to quantify the differences and disclose these findings.  The restatement will not impact Quest’s business, its current earnings or its ability to generate cash flow.  The Company’s operations continue to be strong.”

Background

By way of background with respect to Viceroy Gold and its Castle Mountain:

•	Viceroy Gold is the 75% owner of Castle Mountain which is located in San Bernardino County, California, approximately 70 miles south of Las Vegas, Nevada;

•	Castle Mountain was an open pit gold and silver mining operation that was put into production in 1991 and produced approximately 1.24 million ounces of gold and 400,000 ounces of silver;

•
Final reclamation and closure work began in May 2001 and reclamation work was completed in April 2006, with the exception of long-term maintenance and monitoring.  There are sufficient funds segregated in a trust account to ensure that long-term maintenance and monitoring are completed;

•
The Castle Mountain operations are situated on both patented (freehold land) and un-patented (leased land) minerals rights or claims covering approximately 3,000 acres.  The carrying value of these lands is recorded as a nominal amount on the Company’s consolidated financial statements; and

•	Quest continues to evaluate strategic alternatives with respect to these lands.

Other than Castle Mountain, the Company does not hold any other interests in mineral properties of any kind.

About Quest

Quest Capital Corp. provides financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needa: erin.needra@canaccordadams.com Robert Findlay: robert.finlay@canaccordadams.com

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

          QUEST CAPITAL CORP.

              Vancouver:  Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel:  604-689-1428 • Toll Free:  800-318-3094 • Fax: 604-681-4692
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